Announcement Summary

Entity name

MESOBLAST LIMITED

Date of this announcement

Friday October 11, 2024

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
MSBAI	OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	2,670,000	09/10/2024

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of entity

MESOBLAST LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	**Registration number**
ABN	68109431870

1.3 ASX issuer code

MSB

1.4 The announcement is

New announcement

1.5 Date of this announcement

11/10/2024

Part 2 - Issue details

2.1 The +securities the subject of this notification are:
+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:
has an existing ASX security code ("existing class")

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Date the +securities the subject of this notification were issued

9/10/2024

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

No

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Refer to Item 8 in Notice of Meeting released 24 October 2022
https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02586640-3A605268?access_token=83ff96335c2d45a094df02a206a39ff4

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

2,670,000

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue
MSB : ORDINARY FULLY PAID	1,141,784,114

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	72,156,208
MSBAO : WARRANTS	15,027,327
MSBAP : ADS WARRANTS	884,838
MSBAQ : ADS WARRANTS 2	227,502

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?
Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

13